Exhibit 99.1

2018 FOURTH QUARTER AND FULL YEAR RESULTS

CNH Industrial reported strong Q4 and full year 2018 results.

Consolidated revenues of $29.7 billion, with net income of $1.1 billion or $0.78 per share.

Net industrial debt(3)(4) at $0.6 billion

Financial results presented under U.S. GAAP(1)(2)

•	Industrial Activities net sales in 2018 were up 8% compared to 2017 (up 7% on a constant currency basis), with solid growth in all segments

•

Adjusted EBIT(3)(4) of Industrial Activities increased almost 40% to $1,585 million, with a 5.7% margin (up 1.3 percentage points). Adjusted EBITDA(3)(4) of Industrial Activities was $2,671 million, with a 9.6% margin (up 1.1 percentage points)

•	Adjusted net income(3)(4) was $1,117 million (a $466 million increase compared to 2017), with adjusted diluted EPS(3)(4) of $0.80 (up 74% compared to 2017)

•	Net industrial debt at December 31, 2018 was $0.6 billion, a one third decrease compared to December 31, 2017

•

On December 3, Moody’s Investors Service upgraded the senior unsecured ratings of CNH Industrial N.V. and its subsidiaries CNH Industrial Capital LLC and CNH Industrial Finance Europe S.A. from “Ba1” to “Baa3” with a “stable” outlook

•	The Board of Directors is recommending a dividend of €0.18 per common share, or approximately €244 million (~$278 million), an increase of approximately 30%

•

For 2019, CNH Industrial expects net sales of Industrial Activities at approximately $28 billion, and adjusted diluted EPS between $0.84 and $0.88. Net industrial debt expected between $0.4 billion and $0.2 billion

•

As announced on January 14, 2019, the Company has started a strategic assessment of its businesses, including the determination of targets for each of them, which will culminate in the presentation of a new Strategic Business Plan in a Capital Markets Day to be scheduled in the course of 2019

CNH INDUSTRIAL

Summary of Results        ($ million except EPS)

Year ended December 31,				Three Months ended December 31,
2018	2017	Change		2018	2017	Change
29,706	27,701	7.2%	Consolidated revenues	8,202	8,224	-0.3%
1,099	290	809	Net income (loss)	258	(52)	310
1,117	651	466	Adjusted net income	294	190	104
0.79	0.20	0.59	Basic EPS ($)	0.19	(0.04)	0.23
0.78	0.20	0.58	Diluted EPS ($)	0.19	(0.04)	0.23
0.80	0.46	0.34	Adjusted diluted EPS ($)	0.21	0.13	0.08

London (UK) - (February 7, 2019) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $29,706 million for the full year 2018, up 7% compared to 2017 (up 7% on a constant currency basis). Net sales of Industrial Activities were $27,831 million for the year, up 8% compared to 2017 (up 7% on a constant currency basis). In the fourth quarter of 2018, consolidated revenues were $8,202 million, in line with

(1)

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(2)

On January 1, 2018, the Company adopted, on a retrospective basis, updated FASB accounting standards for revenue recognition (ASC 606), retirement benefits accounting (ASU 2017-07) and cash flow presentation (ASU 2016-18) and began using Adjusted EBIT and Adjusted EBITDA. Please refer to “About this Press Release” section of this press release for additional information.

(3)

This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

(4)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom

2018 FOURTH QUARTER AND FULL YEAR RESULTS

the same period in 2017 (up 3% on a constant currency basis). Net sales of Industrial Activities were $7,707 million in the fourth quarter of 2018, flat compared to the fourth quarter of 2017 (up 3% on a constant currency basis). Net income was $1,099 million for the full year 2018 and included a pre-tax gain of $80 million ($60 million net of tax impact) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from a healthcare plan modification following the favorable judgment issued by the United States Supreme Court, as previously announced by the Company on April 16, 2018. Net income also included a pre-tax and tax effected charge of $22 million related to the repurchase of a portion of the CNH Industrial Finance Europe S.A. 2.875% Notes due 2021. In the fourth quarter of 2018, net income was $258 million and included a pre-tax gain of $30 million ($22 million net of tax impact) related to the amortization of the above-mentioned healthcare plan modification, as well as the pre-tax and tax effected charge of $22 million related to the repurchase of Notes.

Adjusted net income was $1,117 million for the full year 2018 compared to $651 million in 2017. Adjusted diluted EPS in 2018 was $0.80, up 74% compared to 2017. Adjusted net income was $294 million for the quarter, up $104 million compared to the fourth quarter of 2017. Adjusted diluted EPS in the fourth quarter of 2018 was $0.21, up 62% compared to the fourth quarter of 2017.

Adjusted EBIT of Industrial Activities was up 39% to $1,585 million for the full year 2018 compared to $1,143 million in 2017, with an adjusted EBIT margin of 5.7%, up 1.3 percentage points (“p.p.”). In the fourth quarter of 2018, adjusted EBIT of Industrial Activities was $432 million compared to $348 million in the fourth quarter of 2017, with an adjusted EBIT margin of 5.6%, up 1.1 p.p.

Adjusted EBITDA of Industrial Activities was $2,671 million for the full year 2018, an increase of $480 million (or up 22%) compared to 2017. Adjusted EBITDA margin increased 1.1 p.p. to 9.6%. In the fourth quarter of 2018, adjusted EBITDA of Industrial Activities was $690 million, an increase of $62 million (or up 10%) compared to 2017. Adjusted EBITDA margin increased 0.9 p.p. to 9.0%.

For the full year 2018, income taxes were $417 million ($457 million in 2017). Adjusted income taxes(1)(2) for the full year 2018 were $402 million ($345 million in 2017). The adjusted effective tax rate (adjusted ETR)(1)(2) was 27% (38% in 2017). For 2019, the adjusted ETR is expected to be flat compared with 2018.

Net industrial debt of $0.6 billion at December 31, 2018, down $1.4 billion and $0.3 billion compared to September 30, 2018 and December 31, 2017, respectively, as a result of a solid cash flow performance in the fourth quarter, primarily from working capital. Total debt was $24.4 billion at December 31, 2018, down $1.5 billion compared to December 31, 2017. The reduction of debt was mainly related to Industrial Activities. At December 31, 2018, available liquidity(1)(2) was $8.9 billion, down $0.4 billion compared to December 31, 2017.

On December 3, 2018, Moody’s Investor Service upgraded the senior unsecured ratings of CNH Industrial N.V. and its subsidiaries, CNH Industrial Capital LLC and CNH Industrial Finance Europe S.A., from “Ba1” to “Baa3”. The outlook is “stable”. The Company is now investment grade for all three rating agencies.

During the fourth quarter of 2018, the Company repurchased €268 million of the outstanding CNH Industrial Finance Europe S.A. 2.875% Notes due 2021.

(1)

This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

(2)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

2018 FOURTH QUARTER AND FULL YEAR RESULTS

Segment Results

CNH INDUSTRIAL

Revenues by Segment        ($ million)

Year ended December 31,					Three Months ended December 31,
2018	2017	% change	% change excl. FX(1)		2018	2017	% change	% change excl. FX(1)
11,682	10,683	9.4	10.4	Agricultural Equipment	3,155	3,130	0.8	4.6
3,021	2,530	19.4	20.2	Construction Equipment	814	760	7.1	10.0
10,939	10,562	3.6	1.3	Commercial Vehicles	3,151	3,266	-3.5	-1.1
4,565	4,369	4.5	1.4	Powertrain	1,189	1,158	2.7	5.5
(2,376)	(2,375)	—	—	Eliminations and other	(602)	(598)	—	—

27,831	25,769	8.0	7.3	Total Industrial Activities	7,707	7,716	-0.1	2.9

1,989	2,028	-1.9	-0.5	Financial Services	520	536	-3.0	-0.1
(114)	(96)	—	—	Eliminations and other	(25)	(28)	—	—

29,706	27,701	7.2	6.7	Total	8,202	8,224	-0.3	2.8

(1)

Change excl. FX” or “constant currency” is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Adjusted EBIT by Segment        ($ million)

Year ended December 31,						Three Months ended December 31,
2018	2017	$ change	2018 adjusted EBIT margin	2017 adjusted EBIT margin		2018	2017	$ change	2018 adjusted EBIT margin	2017 adjusted EBIT margin
1,036	791	245	8.9%	7.4%	Agricultural Equipment	258	242	16	8.2%	7.7%
91	(16)	107	3.0%	(0.6)%	Construction Equipment	32	6	26	3.9%	0.8%
299	195	104	2.7%	1.8%	Commercial Vehicles	90	63	27	2.9%	1.9%
406	360	46	8.9%	8.2%	Powertrain	121	101	20	10.2%	8.7%
(247)	(187)	-60	—	—	Unallocated items, eliminations and other	(69)	(64)	-5	—	—

1,585	1,143	442	5.7%	4.4%	Total Industrial Activities	432	348	84	5.6%	4.5%

516	497	19	25.9%	24.5%	Financial Services	109	116	-7	21.0%	21.6%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

2,101	1,640	461	7.1%	5.9%	Total	541	464	77	6.6%	5.6%

2018 FOURTH QUARTER AND FULL YEAR RESULTS

CNH INDUSTRIAL

Adjusted EBITDA by Segment        ($ million)

Year ended December 31,						Three Months ended December 31,
2018	2017	$ change	2018 adjusted EBITDA margin	2017 adjusted EBITDA margin		2018	2017	$ change	2018 adjusted EBITDA margin	2017 adjusted EBITDA margin
1,339	1,106	233	11.5%	10.4%	Agricultural Equipment	330	320	10	10.5%	10.2%
152	49	103	5.0%	1.9%	Construction Equipment	47	23	24	5.8%	3.0%
890	735	155	8.1%	7.0%	Commercial Vehicles	229	213	16	7.3%	6.5%
536	488	48	11.7%	11.2%	Powertrain	153	136	17	12.9%	11.7%
(246)	(187)	-59	—	—	Unallocated items, eliminations and other	(69)	(64)	-5	—	—

2,671	2,191	480	9.6%	8.5%	Total Industrial Activities	690	628	62	9.0%	8.1%

767	799	-32	38.6%	39.4%	Financial Services	172	216	-44	33.1%	40.3%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

3,438	2,990	448	11.6%	10.8%	Total	862	844	18	10.5%	10.3%

Agricultural Equipment’s net sales increased 9% for the full year 2018 compared to 2017 (up 10% on a constant currency basis). The increase was driven by a sustained price realization performance, coupled with a stabilization of end-user demand in most of our markets, including emerging evidence of a replacement cycle in the row crop sector in North America. In the fourth quarter of 2018, Agricultural Equipment’s net sales slightly increased compared to the fourth quarter of 2017 (up 5% on a constant currency basis). Net sales increased in North America due to favorable volume and positive net price realization, partially offset by a decrease in the other regions.

Full year 2018 adjusted EBIT was $1,036 million, a $245 million increase compared to $791 million in 2017, mainly due to positive net price realization and favorable volume in most of our regions, partially offset by the sustained investment in product development, related primarily to precision farming and compliance with Stage V emission regulations. Adjusted EBIT margin increased 1.5 p.p. to 8.9%. In the fourth quarter of 2018, adjusted EBIT was $258 million, a $16 million increase compared to the fourth quarter of 2017, primarily due to favorable volume and price realization in excess of raw material and tariffs headwinds. In the fourth quarter of 2018, adjusted EBIT margin was 8.2% compared to 7.7% in the fourth quarter of 2017.

Construction Equipment’s net sales increased 19% in the full year 2018 compared to the same period in 2017 (up 20% on a constant currency basis), primarily due to increased end-user demand in all regions and favorable net price realization. In the fourth quarter of 2018, net sales increased 7% compared to the fourth quarter of 2017 (up 10% on a constant currency basis), driven by sustained end-user demand across most regions.

Full year 2018 adjusted EBIT was $91 million, a $107 million increase compared to 2017, with an adjusted EBIT margin of 3.0% (up 3.6 p.p. compared to 2017). The increase was due to higher sales volume, favorable mix and positive net price realization more than offsetting raw material cost increases, mainly in North America. In the fourth quarter of 2018, adjusted EBIT was $32 million, with an adjusted EBIT margin of 3.9%, up 3.1 p.p. Results were primarily impacted by positive net price realization and manufacturing efficiencies, more than offsetting raw material cost increases.

Commercial Vehicles’ net sales increased 4% in the full year 2018 compared to 2017 (up 1% on a constant currency basis), as a result of positive pricing and a favorable product mix. In the fourth quarter of 2018, net sales decreased 4% compared to the fourth quarter of 2017 (down 1% on a constant currency basis), as a result of lower volumes, primarily in heavy vehicle trucks in EMEA attributable to an enhanced focus on sales across a more profitable product portfolio, including alternative propulsion vehicles, partially offset by favorable pricing.

2018 FOURTH QUARTER AND FULL YEAR RESULTS

Full year 2018 adjusted EBIT was $299 million, a 53% increase compared to 2017, mainly due to a favorable product mix in light duty trucks and buses, and to the focus on sales of alternative propulsion solutions in heavy duty trucks. Positive price realization in trucks and manufacturing efficiencies also contributed to the improved results. Adjusted EBIT margin increased 0.9 p.p. to 2.7%. In the fourth quarter of 2018, adjusted EBIT was $90 million ($63 million in the fourth quarter of 2017), with an adjusted EBIT margin of 2.9% (adjusted EBIT margin of 1.9% in the fourth quarter of 2017). The increase was primarily driven by positive pricing, primarily in the truck product line-up.

Powertrain’s net sales increased 5% in the full year of 2018 compared to 2017 (up 1% on a constant currency basis), due to higher sales volume in engine applications. Sales to external customers accounted for 50% of total net sales (48% in 2017). In the fourth quarter of 2018, net sales increased 3% compared to the fourth quarter of 2017 (up 6% on a constant currency basis).

Full year 2018 adjusted EBIT was $406 million, a $46 million increase compared to $360 million in 2017, mainly due to favorable product mix and manufacturing efficiencies, partially offset by higher product development spending. Adjusted EBIT margin increased 0.7 p.p. to 8.9%. In the fourth quarter of 2018, adjusted EBIT was $121 million ($101 million in the fourth quarter of 2017), as a result of favorable product mix and manufacturing efficiencies, partially offset by higher product development spending. Adjusted EBIT margin was 10.2%, up 1.5 p.p. compared to the fourth quarter of 2017.

Financial Services’ revenues totaled $1,989 million in the full year 2018, a 2% decrease compared to 2017 (down 1% on a constant currency basis), primarily due to a lower average portfolio balance in North America. In the fourth quarter of 2018, revenues totaled $520 million, a decrease of 3% compared to the fourth quarter of 2017.

In 2018, retail loan originations (including unconsolidated joint ventures) were $10.0 billion, up $0.9 billion compared to 2017. The managed portfolio (including unconsolidated joint ventures) was $26.3 billion as of December 31, 2018 (of which retail was 62% and wholesale 38%), down $0.5 billion compared to December 31, 2017. Excluding the impact of currency translation, the managed portfolio increased $0.7 billion compared to 2017.

Full year 2018 net income was $385 million, a decrease of $67 million compared to the same period in 2017, primarily attributable to the one-time tax benefit of $118 million recorded in 2017 as a result of the write-down of deferred tax liabilities in connection with the enactment of the 2017 U.S. Tax Cut & Jobs Act (the “U.S. Tax Act”). In the fourth quarter of 2018, net income was $88 million, a decrease of $104 million compared to the fourth quarter of 2017.

Dividends

The Board of Directors of CNH Industrial N.V. intends to recommend to the Company’s shareholders a dividend of €0.18 per common share, representing an increase of approximately 30% over the prior year dividend, and totaling approximately €244 million (~$278 million). Subject to the approval of shareholders at the upcoming Annual General Meeting (expected on April 12, 2019), the ex-dividend date would be set at April 23, 2019.

2018 FOURTH QUARTER AND FULL YEAR RESULTS

2019 Outlook(1)

The performance achieved in 2018 confirms the Company is on track with a profitable growth trajectory, despite a softer macroeconomic and business environment in the second part of the year, caused by escalating trade tensions and related tariffs across global markets, other economic and political uncertainties (including those concerning the outcome of the Brexit negotiations), and a general expectation of a slowdown in global economic growth. In addition, the emerging megatrends in the industries where CNH Industrial competes, such as digitalization, automation, and electrification, entail a re-assessment of the go to market approach and of the capital investment requirements in new technologies for new products and customer solutions.

Subject to this evolving scenario, CNH Industrial is defining 2019 guidance as follows:

•	Net sales of Industrial Activities at approximately $28 billion;

•	Adjusted diluted EPS(2) up between 5% and 10% to previous year at a range of $0.84 to $0.88 per share;

•	Net industrial debt at the end of 2019 between $0.4 billion and $0.2 billion.

(1)

2019 guidance does not include any impacts deriving from the gain resulting from the modification of the healthcare plan in the U.S. previously mentioned and anticipated on April 16, 2018, as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2019 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 13, 2018.

(2)

Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

2018 FOURTH QUARTER AND FULL YEAR RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

About this Press Release

On January 1, 2018, the Company adopted, on a retrospective basis, updated FASB accounting standards for revenue recognition (ASC 606), retirement benefits accounting (ASU 2017-07) and cash flow presentation (ASU 2016-18). 2017 figures presented in this press release have been recast to reflect the adoption of such updated accounting standards.

Furthermore, concurrently with the change in accounting standards, the Company reviewed the metrics on which the operating segments will be assessed. Effective January 1, 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA.

As such, we have introduced Adjusted EBIT and Adjusted EBITDA as new non-GAAP measures in our earnings releases this year. These measures replaced our previous Operating Profit non-GAAP measure. The Company believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. See “Non-GAAP Financial Information” for information about these measures, including how CNH Industrial calculates them.

On April 16, 2018, the Company published a presentation and a webcast to summarize the key impacts on its prior periods’ consolidated financial statements deriving from the adoption of the new accounting standards, as well as the introduction of the new metrics Adjusted EBIT and Adjusted EBITDA.

Additional Information

Today, at 3:30 p.m. CET / 2:30 p.m. GMT/ 9:30 a.m. EST, management will hold a conference call to present 2018 fourth quarter and full year results to financial analysts and institutional investors. The call can be followed live online at http://bit.ly/CNH_Industrial_FYQ4_2018 and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s and our segments’ operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our and our business segments’ core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

•

Adjusted EBIT under U.S. GAAP: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

2018 FOURTH QUARTER AND FULL YEAR RESULTS

•	Adjusted EBITDA under U.S. GAAP: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items.

•	Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges or benefits.

•

Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

•

Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development;

2018 FOURTH QUARTER AND FULL YEAR RESULTS

government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2017, prepared in accordance with U.S. GAAP, and in the Company’s EU Annual Report at December 31, 2017, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

United Kingdom	United Kingdom

Richard Gadeselli	Federico Donati
Tel: +44 207 7660 346	Tel: +44 207 7660 386

Laura Overall	United States
Tel: +44 207 7660 338
Noah Weiss
Tel: +1 630 887 3745
E-mail: mediarelations@cnhind.com www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three Months and The Years Ended December 31, 2018 and 2017

(Unaudited)

(U.S. GAAP)

($ million)	Three Months Ended December 31,			Years Ended December 31,
	2018	2017(*)	2018	2017(*)
Revenues
Net sales	7,707	7,716	27,831	25,769
Finance, interest and other income	495	508	1,875	1,932

TOTAL REVENUES	8,202	8,224	29,706	27,701

Costs and Expenses
Cost of goods sold	6,352	6,468	22,958	21,572
Selling, general and administrative expenses	645	650	2,351	2,315
Research and development expenses	318	295	1,061	957
Restructuring expenses	45	16	61	93
Interest expense(1)	231	230	812	940
Other, net(2)	245	405	997	1,165

TOTAL COSTS AND EXPENSES	7,836	8,064	28,240	27,042

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	366	160	1,466	659
Income tax (expense)(3)	(105)	(234)	(417)	(457)
Equity in income of unconsolidated subsidiaries and affiliates	(3)	22	50	88
NET INCOME (LOSS)	258	(52)	1,099	290
Net income attributable to noncontrolling interests	4	6	31	18
NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	254	(58)	1,068	272

(in $)
Earnings per share attributable to common shareholders
Basic	0.19	(0.04)	0.79	0.20
Diluted	0.19	(0.04)	0.78	0.20
Cash dividends declared per common share	—	—	0.173	0.118

Notes:

(*)

2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

(1)

In the three months and year ended December 31, 2018, Interest expense includes the charge of $22 million related to the repurchase of notes. In the three months and year ended December 31, 2017, Interest expense included the charge of $8 million and $64 million, respectively, related to the repurchase/early redemption of notes.

(2)

In the three months and year ended December 31, 2018, Other, net includes the pre-tax gain of $30 million and $80 million, respectively, related to the modification of a healthcare plan in the U.S. In the three months and year ended December 31, 2017, Other, net included a non-cash charge of $92 million due to the deconsolidation of the Venezuelan operations effective December 31, 2017.

(3)

In the three months and year ended December 31, 2017, Income tax (expense) included a non-cash tax charge of $128 million due to the U.S. Act and tax legislation changes in the UK and certain other countries. In 2018, this charge was reduced by $8 million in accordance with Staff Accounting Bulletin No. 118.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of December 31, 2018 and 2017

(Unaudited)

(U.S. GAAP)

($ million)	December 31, 2018	December 31, 2017(*)
ASSETS
Cash and cash equivalents	5,031	5,430
Restricted cash	772	770
Financing receivables, net	19,167	19,795
Inventories, net	6,726	6,452
Property, plant and equipment, net and Equipment under operating leases	7,675	8,676
Intangible assets, net	3,241	3,264
Other receivables and assets(1)	3,488	3,911

TOTAL ASSETS	46,100	48,298

LIABILITIES AND EQUITY
Debt	24,445	25,895
Other payables and liabilities(1)	16,557	18,146

Total Liabilities	41,002	44,041

Redeemable noncontrolling interest	30	25
Equity(1)	5,068	4,232

TOTAL LIABILITIES AND EQUITY	46,100	48,298

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (ASC 606).
(1)

In the year ended December 31, 2018, the liability for Pension, postretirement and other postemployment benefits decreased by $527 million as a result of the modification of a healthcare plan in the U.S., with a corresponding reduction of $128 million in Deferred tax assets. As a consequence, Equity increased by $399 million.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Years Ended December 31, 2018 and 2017

(Unaudited)

(U.S. GAAP)

($ million)	2018	2017(*)
Net income	1,099	290
Adjustments to reconcile net income to net cash provided by operating activities	1,455	2,575
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,554	2,865
NET CASH USED IN INVESTING ACTIVITIES	(1,920)	(1,869)
NET CASH USED IN FINANCING ACTIVITIES	(723)	(1,045)
Effect of foreign exchange rate changes on cash and cash equivalents	(308)	395
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(397)	346
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	6,200	5,854
CASH AND CASH EQUIVALENTS, END OF YEAR	5,803	6,200

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and cash flow presentation (ASU 2016-18).

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three Months and The Years Ended December 31, 2018 and 2017

(Unaudited)

(U.S. GAAP)

	Industrial Activities				Financial Services
($ million)	Three Months Ended December 31,		Years Ended December 31,		Three Months Ended December 31,		Years Ended December 31,

	2018	2017(*)	2018	2017(*)	2018	2017(*)	2018	2017(*)
Revenues
Net sales	7,707	7,716	27,831	25,769	—	—	—	—
Finance, interest and other income	27	29	100	122	520	536	1,989	2,028

TOTAL REVENUES	7,734	7,745	27,931	25,891	520	536	1,989	2,028

Costs and Expenses
Cost of goods sold	6,352	6,468	22,958	21,572	—	—	—	—
Selling, general and administrative expenses	583	576	2,136	2,056	62	74	215	259
Research and development expenses	318	295	1,061	957	—	—	—	—
Restructuring expenses	45	15	61	90	—	1	—	3
Interest expense	135	143	468	604	148	146	558	555
Other, net	39	196	267	420	206	207	730	744

TOTAL COSTS AND EXPENSES	7,472	7,693	26,951	25,699	416	428	1,503	1,561

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	262	52	980	192	104	108	486	467
Income tax (expense)	(84)	(311)	(286)	(415)	(21)	77	(131)	(42)
Equity in income of unconsolidated subsidiaries and affiliates	(8)	15	20	61	5	7	30	27
Results from intersegment investments	88	192	385	452	—	—	—	—

NET INCOME (LOSS)	258	(52)	1,099	290	88	192	385	452

Notes:

(*)

2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of December 31, 2018 and 2017

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	December 31, 2018	December 31, 2017(*)	December 31, 2018	December 31, 2017(*)
ASSETS
Cash and cash equivalents	4,553	4,901	478	529
Restricted cash	—	—	772	770
Financing receivables, net	1,253	1,718	20,252	20,699
Inventories, net	6,510	6,236	216	216
Property, plant and equipment, net and Equipment under operating leases	5,933	6,864	1,742	1,812
Intangible assets, net	3,075	3,095	166	169
Other receivables and assets	5,947	6,347	775	828

TOTAL ASSETS	27,271	29,161	24,401	25,023

LIABILITIES AND EQUITY
Debt	6,347	7,443	20,436	21,075
Other payables and liabilities	15,826	17,461	1,148	1,134

Total Liabilities	22,173	24,904	21,584	22,209

Redeemable noncontrolling interest	30	25	—	—
Equity	5,068	4,232	2,817	2,814

TOTAL LIABILITIES AND EQUITY	27,271	29,161	24,401	25,023

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (ASC 606).

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Years Ended December 31, 2018 and 2017

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	2018	2017(*)	2018	2017(*)
Net income	1,099	290	385	452
Adjustments to reconcile net income to net cash provided by (used in) operating activities	684	2,501	650	(21)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,783	2,791	1,035	431
NET CASH USED IN INVESTING ACTIVITIES	(448)	(1,825)	(1,512)	(90)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,427)	(1,075)	480	(281)
Effect of foreign exchange rate changes on cash and cash equivalents	(256)	361	(52)	34
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(348)	252	(49)	94
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,901	4,649	1,299	1,205
CASH AND CASH EQUIVALENTS, END OF YEAR	4,553	4,901	1,250	1,299

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and cash flow presentation (ASU 2016-18).

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Net Income to Adjusted EBIT and Adjusted EBITDA by segment under U.S. GAAP

($ million)

	Three Months ended December 31, 2018
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						170	88	258
Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						108	—	108
Foreign exchange (gains) losses, net						37	—	37
Finance and non-service component of Pension and other post-employment benefit costs(2)						(12)	—	(12)
Income tax expense						84	21	105
Adjustments:
Restructuring expenses	22	1	19	3	—	45	—	45
Adjusted EBIT	258	32	90	121	(69)	432	109	541
Depreciation and Amortization	72	15	45	32	—	164	1	165
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	94	—	—	94	62	156
Adjusted EBITDA	330	47	229	153	(69)	690	172	862

	Three Months ended December 31, 2017
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income (loss)(1)						(244)	192	(52)
Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						114	—	114
Foreign exchange (gains) losses, net						27	—	27
Finance and non-service component of Pension and other post-employment benefit costs						33	—	33
Income tax expense						311	(77)	234
Adjustments:
Restructuring expenses	2	—	11	2	—	15	1	16
2017 year-end deconsolidation of Venezuelan operations	—	—	—	—	92	92	—	92
Adjusted EBIT	242	6	63	101	(64)	348	116	464
Depreciation and Amortization	78	17	54	35	—	184	1	185
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	96	—	—	96	99	195
Adjusted EBITDA	320	23	213	136	(64)	628	216	844

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.
(2)

This item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Net Income to Adjusted EBIT and Adjusted EBITDA by segment under U.S. GAAP

($ million)

	Year ended December 31, 2018
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						714	385	1,099
Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						368	—	368
Foreign exchange (gains) losses, net						171	—	171
Finance and non-service component of Pension and other post-employment benefit costs(2)						(15)	—	(15)
Income tax expense						286	131	417
Adjustments:
Restructuring expenses	26	1	30	4	—	61	—	61
Adjusted EBIT	1,036	91	299	406	(247)	1,585	516	2,101
Depreciation and Amortization	301	61	206	130	1	699	4	703
Depreciation of assets under operating leases and assets sold with buy-back commitments	2	—	385	—	—	387	247	634
Adjusted EBITDA	1,339	152	890	536	(246)	2,671	767	3,438

	Year ended December 31, 2017
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income (loss)(1)						(162)	452	290
Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						482	—	482
Foreign exchange (gains) losses, net						124	—	124
Finance and non-service component of Pension and other post-employment benefit costs						102	—	102
Income tax expense						415	42	457
Adjustments:
Restructuring expenses	14	4	69	3	—	90	3	93
2017 year-end deconsolidation of Venezuelan operations	—	—	—	—	92	92	—	92
Adjusted EBIT	791	(16)	195	360	(187)	1,143	497	1,640
Depreciation and Amortization	315	65	212	128	—	720	5	725
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	328	—	—	328	297	625
Adjusted EBITDA	1,106	49	735	488	(187)	2,191	799	2,990

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.
(2)

This item includes the pre-tax gain of $80 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Total Debt to Net debt under U.S. GAAP ($ million)

	Consolidated		Industrial Activities		Financial Activities
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Third party debt	24,445	25,895	5,211	6,461	19,234	19,434
Intersegment notes payable	—	—	1,136	982	1,202	1,641

Total Debt(1)	24,445	25,895	6,347	7,443	20,436	21,075

Less: Cash and cash equivalents	5,031	5,430	4,553	4,901	478	529
Restricted cash	772	770	—	—	772	770
Intersegment notes receivable	—	—	1,202	1,641	1,136	982
Derivatives hedging debt	(8)	(7)	(8)	(7)	—	—
Net debt (cash)(2)	18,650	19,702	600	908	18,050	18,794

(1)

Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,136 million and $982 million as of December 31, 2018 and 2017, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,202 million and $1,641 million as of December 31, 2018 and 2017, respectively.

(2)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $66 million and $659 million as of December 31, 2018 and 2017, respectively.

CNH INDUSTRIAL

Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP

($ million)

	December 31, 2018	December 31, 2017
Cash and cash equivalents	5,031	5,430
Restricted cash	772	770
Undrawn committed facilities	3,135	3,180
Available liquidity	8,938	9,380

CNH INDUSTRIAL

Change in Net industrial debt under U.S. GAAP ($ million)

Year ended December 31,			Three Months ended December 31,
2018	2017		2018	2017
(908)	(1,609)	Net industrial (debt)/cash at beginning of period	(1,989)	(2,624)
2,671	2,191	Adjusted EBITDA of Industrial Activities	690	628
(613)	(481)	Cash interest and taxes	(148)	(92)
(406)	(173)	Changes in provisions and similar(1)	(32)	18
(496)	168	Change in working capital	1,210	1,284
1,156	1,705	Operating cash flow	1,720	1,838
(550)	(488)	Investments in property, plant and equipment, and intangible assets(2)	(262)	(211)
(50)	73	Other changes	(28)	59
556	1,290	Net industrial cash flow	1,430	1,686
(399)	(193)	Capital increases and dividends(3)	(3)	(11)
151	(396)	Currency translation differences and other(4)	(38)	41
308	701	Change in Net industrial debt	1,389	1,716
(600)	(908)	Net industrial (debt)/cash at end of period	(600)	(908)

(1)	Including other cash flow items related to operating lease and buy-back activities.
(2)	Excluding assets sold under buy-back commitments and assets under operating leases.
(3)	Including share buy-back transactions.
(4)

In the three months and year ended December 31, 2018, this item includes the charge of $22 million related to the repurchase of notes. In the year ended December 31, 2017, this item included the charge of $56 million related to the repurchase/early redemption of notes.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Adjusted net income and Adjusted income tax (expense) to Net income and Income tax (expense) and calculation of Adjusted diluted EPS and Adjusted ETR under U.S. GAAP

($ million, except per share data)

Year ended December 31,			Three Months ended December 31,
2018	2017		2018	2017
1,099	290	Net income (loss)	258	(52)
3	249	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	37	116
15	112	Adjustments impacting Income tax (expense) (b)	(1)	126
1,117	651	Adjusted net income	294	190
1,085	633	Adjusted net income attributable to CNH Industrial N.V.	289	184
1,361	1,367	Weighted average shares outstanding – diluted (million)	1,357	1,367
0.80	0.46	Adjusted diluted EPS ($)	0.21	0.13
1,466	659	Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	366	160
3	249	Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	37	116
1,469	908	Adjusted income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)	403	276
(417)	(457)	Income tax (expense)	(105)	(234)
15	112	Adjustments impacting Income tax (expense) (b)	(1)	126
(402)	(345)	Adjusted income tax (expense) (B)	(106)	(108)
27%	38%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	26%	39%

a) Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates

61	93	Restructuring expenses	45	16
22	64	Cost of repurchase/early redemption of notes	22	8
(80)	—	Pre-tax gain related to the modification of a healthcare plan in the U.S.	(30)	—
—	92	2017 year-end deconsolidation of Venezuelan operations	—	92

3	249	Total	37	116

b) Adjustment impacting Income tax (expense)
11	(16)	Tax effect of adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	—	(2)
12	—	Valuation allowance on deferred tax assets	—	—
(8)	128	Tax charges due to the U.S. Act and tax legislation changes in the UK and certain other countries	(1)	128

15	112	Total	(1)	126

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Revenues by Segment under EU-IFRS ($ million)

Year ended December 31,				Three Months ended December 31,
2018	2017	% change		2018	2017	% change
11,786	10,683	10.3	Agricultural Equipment	3,214	3,130	2.7
3,021	2,530	19.4	Construction Equipment	814	760	7.1
10,933	10,562	3.5	Commercial Vehicles	3,154	3,266	-3.4
4,557	4,371	4.3	Powertrain	1,191	1,158	2.8
(2,370)	(2,375)	—	Eliminations and other	(602)	(598)	—

27,927	25,771	8.4	Total Industrial Activities	7,771	7,716	0.7

1,996	2,028	-1.6	Financial Services	525	536	-2.1
(187)	(175)	—	Eliminations and other	(47)	(47)	—

29,736	27,624	7.6	Total	8,249	8,205	0.5

CNH INDUSTRIAL

Adjusted EBIT(1)(2) by Segment under EU-IFRS ($ million)

Year ended December 31,						Three Months ended December 31,
2018	2017	$ change	2018 adjusted EBIT margin	2017 adjusted EBIT margin		2018	2017	$ change	2018 adjusted EBIT margin	2017 adjusted EBIT margin
1,119	712	407	9.5%	6.7%	Agricultural Equipment	343	209	134	10.7%	6.7%
69	(51)	120	2.3%	(2.0)%	Construction Equipment	28	(3)	31	3.4%	(0.4)%
314	181	133	2.9%	1.7%	Commercial Vehicles	100	59	41	3.2%	1.8%
410	362	48	9.0%	8.3%	Powertrain	129	111	18	10.8%	9.6%
(341)	(194)	-147	—	—	Unallocated items, eliminations and other	(151)	(68)	-83	—	—

1,571	1,010	561	5.6%	3.9%	Total Industrial Activities	449	308	141	5.8%	4.0%

532	497	35	26.7%	24.5%	Financial Services	120	116	4	22.9%	21.6%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

2,103	1,507	596	7.1%	5.5%	Total	569	424	145	6.9%	5.2%

(1)

Concurrently with the changes following the adoption of the new accounting standards, the Company reviewed the metrics on which the operating segments will be assessed. Starting in 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA.

(2)

This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Adjusted EBITDA(1)(2) by Segment under EU-IFRS ($ million)

Year ended December 31,						Three Months ended December 31,
2018	2017	$ change	2018 adjusted EBITDA margin	2017 adjusted EBITDA margin		2018	2017	$ change	2018 adjusted EBITDA margin	2017 adjusted EBITDA margin
1,662	1,249	413	14.1%	11.7%	Agricultural Equipment	479	344	135	14.9%	11.0%
176	67	109	5.8%	2.6%	Construction Equipment	53	26	27	6.5%	3.4%
1,064	893	171	9.7%	8.5%	Commercial Vehicles	289	274	15	9.2%	8.4%
594	531	63	13.0%	12.1%	Powertrain	182	155	27	15.3%	13.4%
(339)	(193)	-146	—	—	Unallocated items, eliminations and other	(150)	(67)	-83	—	—

3,157	2,547	610	11.3%	9.9%	Total Industrial Activities	853	732	121	11.0%	9.5%

783	799	-16	39.2%	39.4%	Financial Services	183	215	-32	34.9%	40.1%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

3,940	3,346	594	13.2%	12.1%	Total	1,036	947	89	12.6%	11.5%

(1)

Concurrently with the changes following the adoption of the new accounting standards, the Company reviewed the metrics on which the operating segments will be assessed. Starting in 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA.

(2)

This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Key Balance Sheet data under EU-IFRS ($ million)

	December 31, 2018	December 31, 2017
Total Assets	48,650	50,798
Total Equity	7,472	6,684
Equity attributable to CNH Industrial N.V.	7,443	6,671
Net debt	(18,750)	(19,835)
Of which Net industrial debt(1)	(640)	(1,023)

(1)

This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Net income reconciliation U.S. GAAP to EU-IFRS ($ million)

Year ended December 31,			Three Months ended December 31,
2018	2017		2018	2017
1,099	290	Net income (loss) in accordance with U.S. GAAP	258	(52)
		Adjustments to conform with EU-IFRS:
(30)	(92)	Development costs	8	(12)
428	86	Other adjustments(1)	4	47
(87)	99	Tax impact on adjustments(1)	24	78
(11)	73	Deferred tax assets and tax contingencies recognition	(12)	105

300	166	Total adjustments	24	218

1,399	456	Profit in accordance with EU-IFRS	282	166

(1)	In the three months and year ended December 31, 2018, this item includes the different accounting impact from the modification of a healthcare plan in the U.S.

CNH INDUSTRIAL

Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	December 31, 2018	December 31, 2017
Total Equity under U.S. GAAP	5,068	4,232
Adjustments to conform with EU-IFRS:
Development costs	2,344	2,477
Other adjustments	(65)	(112)
Tax impact on adjustments	(529)	(645)
Deferred tax assets and tax contingencies recognition	654	732

Total adjustments	2,404	2,452

Total Equity under EU-IFRS	7,472	6,684

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Average 2018	At December 31, 2018	Average 2017	At December 31, 2017
Euro	0.847	0.873	0.885	0.834
Pound sterling	0.749	0.781	0.776	0.740
Swiss franc	0.978	0.984	0.984	0.976
Polish zloty	3.609	3.757	3.768	3.483
Brazilian real	3.648	3.881	3.192	3.313
Canadian dollar	1.295	1.363	1.297	1.254
Turkish lira	4.833	5.292	3.648	3.791

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement(*)

For The Three Months and The Years Ended December 31, 2018 and 2017

(Unaudited)

(EU-IFRS)

	Three Months Ended December 31,		Years Ended December 31,
($ million)	2018	2017(**)	2018	2017(**)
Net revenues	8,249	8,205	29,736	27,624
Cost of sales(1)	6,651	6,791	24,067	22,763
Selling, general and administrative costs	687	621	2,372	2,230
Research and development costs	306	338	1,110	1,098
Result from investments:	6	26	61	97
Share of the profit/(loss) of investees accounted for using the equity method	6	26	61	97
Other income/(expenses) from investments	—	—	—	—
Gains/(losses) on the disposal of investments	—	—	(1)	—
Restructuring costs	46	15	63	91
Other income/(expenses)(2)	(42)	(107)	383	(173)
Financial income/(expenses)(3)	(148)	(143)	(653)	(626)
PROFIT/(LOSS) BEFORE TAXES	375	216	1,914	740
Income tax (expense)(4)	(93)	(50)	(515)	(284)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	282	166	1,399	456
PROFIT/(LOSS) FOR THE PERIOD	282	166	1,399	456
PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	277	160	1,368	439
Non-controlling interests	5	6	31	17

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE(5)	0.20	0.12	1.01	0.32
DILUTED EARNINGS/(LOSS) PER COMMON SHARE(5)	0.20	0.12	1.01	0.32

Notes:

(*)

Concurrently with the changes following the adoption of the new accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed. Starting in 2018, the Chief Operating Decision Maker began to assess segment performance and make decision about resource allocation based upon Adjusted EBIT and Adjusted EBITDA. As a consequence, CNH Industrial no longer reports Trading Profit and Operating Profit on the face of the Income Statement.

(**)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15).
(1)	In the three months and year ended December 31, 2017, Cost of sales included the charge of $8 million related to the early redemption of notes.
(2)

In the year ended December 31, 2018, Other income/(expenses) includes the pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S. In the three months and year ended December 31, 2017, this item included a non-cash charge of $50 million due to the deconsolidation of the Venezuelan operations effective December 31, 2017.

(3)

In the three months and year ended December 31, 2018, Financial income/(expenses) includes the charge of $22 million related to the repurchase of notes. In the year ended December 31, 2017, this item included the charge of $56 million related to the early redemption of notes.

(4)

In the three months and year ended December 31, 2017, Income tax (expense) included a non-cash tax benefit of $15 million due to the U.S. Act and tax legislation changes in the UK and certain other countries. In 2018, this benefit was reduced by $8 million in accordance with Staff Accounting Bulletin No. 118.

(5)

In the year ended December 31, 2018, basic and diluted earnings per common share include the positive impact of $399 million, net of taxes, of the pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S. Excluding this impact, basic and diluted earnings per common share would have been $0.71.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of December 31, 2018, 2017 and January 1, 2017

(Unaudited)

(EU-IFRS)

($ million)	December 31, 2018	December 31, 2017(*)	January 1, 2017(*)
ASSETS
Intangible assets	5,497	5,644	5,504
Property, plant and equipment and Leased assets	7,737	8,675	8,185
Inventories	6,719	6,453	5,729
Receivables from financing activities	19,175	19,795	18,614
Cash and cash equivalents	5,803	6,200	5,854
Other receivables and assets(1)	3,719	4,031	3,960

TOTAL ASSETS	48,650	50,798	47,846

EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	7,443	6,671	6,497
Non-controlling interests	29	13	10

Total Equity(1)	7,472	6,684	6,507

Debt	24,543	26,014	25,434
Other payables and liabilities(1)	16,635	18,100	15,905

Total Liabilities	41,178	44,114	41,339

TOTAL EQUITY AND LIABILITIES	48,650	50,798	47,846

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15).
(1)

In year ended December 31, 2018, the provision for Employee benefits decreased by $527 million as a result of the modification of a healthcare plan in the U.S., with a corresponding reduction of $128 million in Deferred tax assets. As a consequence, Total Equity increased by $399 million.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Years Ended December 31, 2018 and 2017

(Unaudited)

(EU-IFRS)

($ million)	2018	2017(*)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,200	5,854
Profit/(loss)	1,399	456
Adjustments to reconcile profit/(loss) to cash flows from/(used in) operating activities	529	1,986
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	1,928	2,442
CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES	(1,316)	(1,351)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	(696)	(1,140)
Translation exchange differences	(313)	395

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(397)	346

CASH AND CASH EQUIVALENTS AT END OF YEAR	5,803	6,200

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15).